

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Gary A. Simanson
Chief Executive Officer
Thunder Bridge Capital Partners IV, Inc.
9912 Georgetown Pike
Suite D203
Great Falls, VA 22066

> **Re: Thunder Bridge Capital Partners IV, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2023**
> **File No. 001-40555**

Dear Gary A. Simanson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ben Reichel